# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEAVE COMMUNICATIONS, INC., CIK 0001609151
CUSIP: 94724R108
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, Utah (UT), 84043
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0000935836-21-000662
Filed by CIK 0001104329
Persons authorized to receive notices and communications: Maureen Offer, c/o Crosslink Capital, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California (CA), 94025, (415) 617-1800

## Reporting persons
- Crosslink Capital, Inc. (CIK 0001104329): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,529,255; sole dispositive power 0; shared dispositive power 3,529,255; aggregate amount beneficially owned 3,529,255 (4.5% of the class)
- Crosslink Capital Management, LLC (CIK 0001893180): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 717,603; sole dispositive power 0; shared dispositive power 717,603; aggregate amount beneficially owned 717,603 (0.9% of the class)
- Michael J. Stark (CIK 0001242239): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 155,624; shared voting power 3,529,255; sole dispositive power 155,624; shared dispositive power 3,529,255; aggregate amount beneficially owned 3,684,879 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: WEAVE COMMUNICATIONS, INC.
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, Utah (UT), 84043
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 2021, and amended on November 4, 2024, November 27, 2024 and December 9, 2024 (as amended, the "Statement") by Crosslink Capital, Inc., Crosslink Capital Management, LLC, Crosslink Ventures VII Holdings, L.L.C. and Michael J. Stark. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of Crosslink Capital, Inc. ("Crosslink"), Crosslink Capital Management, LLC ("CCM") and Michael J. Stark ("Mr. Stark"). Crosslink, CCM and Mr. Stark are collectively referred to herein as the "Reporting Persons."

The Reporting Persons are filing this report jointly, but not as a group. Crosslink and CCM are related entities and may constitute a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. Mr. Stark expressly disclaims membership in a group.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
Present principal occupation or employment: Crosslink and CCM are investment advisers to private investment funds (collectively, the "Funds"). Mr. Stark is the control person of Crosslink.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Crosslink and CCM was organized in the state of Delaware and Mr. Stark is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 78,025,757 shares of common stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.

Collectively, the Reporting Persons beneficially own an aggregate of 4,402,482 shares of common stock, which represents 5.6% of the Issuer's outstanding common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On December 3, 2025, the Funds made pro rata in-kind distributions for no additional consideration of an aggregate of 3,054,712 shares of common stock to their limited partners and general partner. Of the shares distributed by such Funds, the general partner received 610,942 shares, which shares are included in the shares beneficially owned by Crosslink, as reported herein.

On December 4, 2025, a Fund made a pro rata in-kind distribution for no additional consideration of 226,568 shares of common stock to its members. Of the shares distributed by such Fund, Mr. Stark received 90,220 shares.

On December 5, 2025, a Fund sold an aggregate of 160,000 shares of common stock in open market transactions at prices ranging from $6.30 to $6.60 (weighted average sales price of $6.47 per share).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Crosslink Capital, Inc.: /s/ Maureen Offer, Maureen Offer, Chief Financial Officer (12/05/2025)
- Crosslink Capital Management, LLC: /s/ Maureen Offer, Maureen Offer, Chief Financial Officer (12/05/2025)
- Michael J. Stark: /s/ Michael J. Stark, Michael J. Stark (12/05/2025)